FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2006

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by DryShips, Inc. on June 05, 2006

DRYSHIPS INC. REPORTS FIRST QUARTER 2006 RESULTS

June 5, 2006. Athens, Greece. DryShips Inc. (NASDAQ:DRYS), a global provider of marine transportation services for drybulk cargoes, announced today its unaudited financial and operating results for the first quarter ended March 31, 2006.

First Quarter 2006 Highlights

•

First Quarter 2006 Net Income was $18.1 million with Earnings Per Share basic and diluted of $0.60.

•

Record First Quarter EBITDA of $37.0 million1.

•

Entered into a term loan and short term credit facility for an amount of up to $624.5 million with HSH Nordbank to refinance existing indebtedness of $526.9 million as at December 31, 2005 and to provide financing for new vessel acquisitions. Of this amount, $553.3 million was utilized for the refinancing of existing debt and the purchase of the Hille Oldendorff and $26.5 million for the acquisition of the Maganari. Moreover, the Company’s debt principal payments have been reduced by more than half for the next three quarters of 2006 as compared to the refinanced credit facilities.

•

Entered into agreements to acquire two additional vessels (Hille Oldendorff and Maganari) with fixed rate period employment for $76.2 million and expanded the fleet to 29 vessels with an aggregate carrying capacity of approximately 2.4 million dwt.

•

Declared and paid its fourth consecutive quarterly dividend of $ 0.20 per share.

George Economou, the Company’s Chairman and Chief Executive Officer, commented:

“We are delighted to have finished another successful and profitable quarter resulting in a record first quarter EBITDA of $37.0 million. We believe that the new credit facility will provide us with the necessary financial flexibility to meet all of the Company’s obligations regardless of market scenarios while at the same time maintaining our ability to pursue accretive opportunities as they arise.

The latest vessel acquisitions are a prime example of our proven track record of growing the Company. Management strongly believes in the Company’s future and has not sold a single share since the IPO.  Moreover, the new credit facility and the subordinated loans provided for the financing of part of the purchase price of the the Hille Oldendorff and the Maganari by affiliates is a clear demonstration of the support given to the Company by our affiliates and our new lenders.”

First Quarter 2006 Results

For the first quarter ended March 31, 2006, Net Revenues (Voyage revenues less voyage expenses) amounted to $ 50.8 million as compared to $27.4 million for the first quarter ended March 31, 2005 and Operating Income was $ 24.1 million as compared to $19.6 million as of March 31, 2005. Net Income for the first quarter of 2006 was $18.1 million as compared to $19.1 million in the quarter ended March 31, 2005 and Earnings Per Share (EPS) calculated on 30,350,000 weighted average basic and diluted shares outstanding were $0.60 as compared to $0.80 in the quarter ended March 31, 2005 calculated on 23,871,667 weighted average basic and diluted shares outstanding. EBITDA2 for the first quarter of 2006 was $37.0 million as compared to $22.9 million in the quarter ended March 31, 2005.

An average of 27 vessels were owned and operated during the first quarter of 2006, earning an average Time Charter Equivalent, or TCE, rate of $21,325 per day as compared to an average of 8.6 vessels owned and operated during the first quarter of 2005 earning an average TCE rate of $35,453 per day.

RECENT ACTIVITIES

•

In April we declared and paid our quarterly cash dividend of $0.20 per common share.

•

In April we took delivery of the Hille Oldendorff and in May the Maganari.

•

We entered into agreements to employ seven vessels, previously trading in the spot market, under fixed rate charters for periods ranging from July 2006 to February 2007, bringing the total number of vessels with fixed rate period charter, as of May 31, 2006, to fourteen.

•

With the recent acquisitions and new fixed rate period employment, the Company has now booked 26% of its revenue days for the last three quarters of 2006 for a total of $57.0 million in fixed revenue.

New Credit Facility

On March 22, 2006 DryShips accepted a new credit facility with HSH Nordbank acting as Lead Arranger and Agent while HSH Nordbank and Bank of Scotland acted as joint underwriters.

The new facility provides for an amount of up to $624.5 million in total of which $553.3 million is to be used for the purpose of refinancing existing indebtedness with a term of 10 years maturing in May 2016 and up to $71.25 million for the acquisition of new vessels.

On April 5, 2006, the Company drew down $553.3 million for the refinancing of existing debt together with the financing for the Hille Oldendorff.

Total principal repayments under the new facility are $36.0 million for the remainder (9 months) of 2006, followed by $55.5 million in 2007, $49.0 million in 2008, $45.5 million in 2009 and $42.0 million in 2010 thru 2015 and $115.3 million in 2016.

Capitalization

Debt to total capitalization (debt, net of deferred financing fees and stockholders' equity) at March 31, 2006 was 57.88% and net debt (total debt less cash and cash equivalents and restricted cash) to total capitalization was 56.48%.

As of May 31, 2006 the Company had a total liquidity of approximately $84.45 million consisting of $39.7 million in cash and cash equivalents (including restricted cash) and an undrawn balance of $44.75 million available under the new credit facility.

Fleet Expansion

During the first quarter of 2006, DryShips announced two accretive acquisitions that expanded the fleet to a total of 29 vessels with a total carrying capacity of approximately 2.4 million dwt, while at the same time enhancing the predictability and stability of the Company’s earnings as both vessels were acquired with period employment.

In March 2006, DryShips exercised its purchase option for the Hille Oldendorff, a 2005 built, 55,566 dwt, handymax drybulk carrier, which was delivered on April 19, 2006. The vessel was purchased for a total price of $40.76 million with a bareboat charter attached at $19,745 per day, net of commissions, until March 2007. The seller was an affiliated company of DryShips that acquired the vessel in late October 2005 from an unaffiliated company. The vessel was partly financed by a short-term unsecured fully subordinated loan provided by an affiliated company for an amount of $3.25 million that carries a fixed interest rate of 6.55% p.a. until not later than March 2007.

In April, 2006, DryShips entered into an agreement to acquire the Maganari, a 2001 built second-hand 75,941 dwt Panamax drybulk carrier, which was delivered on May 15, 2006. The vessel was purchased for a total price of $35.4 million with a time charter attached at a daily rate of $29,000 until February 2007 and thereafter at a daily rate of $18,400 until February 2008. The seller was an unaffiliated company. The vessel was partly financed with a $8.84 million short term unsecured fully subordinated bridge loan provided by an affiliated company that carries and interest of $100,000 per month pro-rata until December 31 2006.

Dividend Payment

In April 2006, DryShips declared and paid its quarterly dividend of $0.20 per common share. This was the fourth consecutive dividend payment since the Company went public in 2005. Since that time, DryShips has paid a total of $0.80 per share in dividends.

Fleet Data

(Dollars in thousands, except per share data and
Average Daily Results - unaudited)3 Months Ended		3 Months Ended
March 31, 2006March 31, 2005
Average number of vessels (1)	27.00		8.6
Total voyage days for fleet (2)	2,381		774
Total calendar days for fleet (3)	2,430		774
Fleet Ultilization (4)	1.0%		1.0%
Time charter equivalent (5)	21,325		35,453
Capesize	33,768		74,244
Panamax	19,698		30,927
Handymax	15,063		15,288
Vessel operating expenses (6)	4,330		5,120
Management fees	594		709
General and administrative expenses (7)	402		938
Total vessel operating expenses (8)	5,326		6,767

 (1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire days associated with major repairs, drydockings or special or intermediate surveys.

(3) Calendar days are the total days the vessels were in our possession for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(8) Total vessel operating expenses, or TVOE is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

Fleet Employment

We actively and strategically employ our vessels in the spot charter market (under charters that generally last for periods of 10 days to four months), under period time charters (which can last up to several years) and in drybulk carrier pools.

Total TCE revenue increased during the first quarter of 2006 compared to the first quarter of 2005, primarily as a result of an increase in the average number of vessels operated, from an average of 8.6 vessels in the first quarter of 2005 to 27 vessels in the first quarter of 2006 offset by a decline in the average daily TCE rate from $35,453 in the first quarter of 2005 to $21,325 in the first quarter of 2006.

Vessel operating expenses increased to $10.5 million for the first quarter of 2006 compared to $4.0 million for the first quarter of 2005. The increase is attributable to the increase in the number of vessels operated from an average of 8.6 vessels for the first quarter of 2005 to 27 vessels for the first quarter of 2006, offset by a lower daily vessel operating expenses decreasing from $5,194 per day for the first quarter of 2005 to $4,330 per day for the first quarter of 2006. This decrease is primarily a result of a younger fleet and no deliveries in the first quarter of 2006, whereas 11 vessels were delivered to the Company during the first quarter of 2005. Generally the delivery of vessels entails additional associated costs.

Depreciation and amortization increased to $13.8 million in the first quarter of 2006 compared to $2.5 million in the first quarter of 2005. This was a direct result of the increase in the Company’s fleet from an average of 8.6 vessels in the first quarter of 2005 to an average of 27 vessels in the first quarter of 2006.

Management fees increased to $1.4 million in the first quarter of 2006 compared to $0.5 million in the first quarter of 2005 as a direct result of the increase in the number of fleet calendar days from 774 in the first quarter of 2005 to 2,430 in the first quarter of 2006 due to the growth of the fleet.

General and administrative expense increased marginally from $0.7 million in the first quarter of 2005 to $1.0 million in the first quarter of 2006.

DryShips Inc. Fleet

As at March 31, 2006, our fleet consisted of 27 vessels.

During the three month period ended March 31, 2006, the Company operated the following types of vessels:

Financial Statements

The following are DryShips Inc.’s Unaudited Condensed Income Statements for the three-month periods ended March 31, 2006 and March 31, 2005:

The following are DryShips Inc.’s Condensed Balance Sheets as at March 31, 2006 (unaudited) and December 31, 2005 (audited):

EBITDA Reconciliation

DryShips Inc. considers EBITDA to represent net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we assess our liquidity position, because it is used by our lenders as a measure of our compliance with certain loan covenants and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.  The following table reconciles net cash from operating activities to EBITDA:

(Dollars in thousands)	3 Months ended March 31, 2006	3 Months ended March 31, 2005
Net cash provided by Operating activities	22,879	37,078
Net increase (decrease) in current assets	4,352	2,073
Net (increase) decrease in current liabilities, excluding current portion of long term debt.	1,970	(17,036)
Amortization of deferred revenue	354	-
Amortization of free lubricants	(28)	-
Change in fair value of derivatives	1,654	-
Net interest expense	7,110	976
Amortization of deferred financing costs included in interest expense.	(119)	(123)
Payments for dry-docking costs	848
EBITDA	37,050	22,968

Fleet List

The table below describes in detail our fleet development and current employment profile as of June 5th, 2006:

	YearCurrentRedelivery
	Built	Deadweight	Type	Employment	Earliest	Latest
Capesize
Manasota	2004	171,061	Capesize	$46,000	Sep-06	Nov-06
Alameda	2001	170,662	Capesize	$28,000	Feb-07	Apr-07
Shibumi	1984	166,058	Capesize	Spot - $20,000
Netadola	1993	149,475	Capesize	Spot - $29,250
Panamax
Conrad Oldendorff	2002	76,623	Panamax	$42,000	Nov-06	Feb-07
Coronado	2000	75,706	Panamax	Spot - $16,750
Waikiki	1995	75,473	Panamax	Spot - $15,500
Mostoles	1981	75,395	Panamax	Baumarine $11,576
Linda Oldendorff	1995	75,100	Panamax	$43,250	Jul-06	Oct-06
Sonoma	2001	74,786	Panamax	Baumarine $15,905
Catalina	2005	74,432	Panamax	$18,100	Sep-06	Oct-06
Ocean Crystal	1999	73,688	Panamax	$17,900	Jul-06	Jul-06
Padre	2004	73,601	Panamax	$17,800	Jul-06	Jul-06
Toro **	1995	73,034	Panamax	Baumarine $15,739
Xanadu	1999	72,270	Panamax	$35,000	Jun-06	Sep-06
La Jolla	1997	72,126	Panamax	Spot - $17,500
Lacerta **	1994	71,862	Panamax	Baumarine $15,646
Panormos **	1995	71,747	Panamax	Baumarine $16,237
Paragon	1995	71,259	Panamax	$30,000	Aug-06	Oct-06
Iguana	1996	70,349	Panamax	$16,500	Jul-06	Jul-06
Daytona **	1989	69,703	Panamax	Baumarine $13,683
Lanikai **	1988	68,676	Panamax	Baumarine $13,881
Tonga **	1984	66,798	Panamax	Baumarine $11,016
Flecha	1982	65,081	Panamax	Baumarine $11,571
Striggla **	1982	64,747	Panamax	Baumarine $12,037
Maganari***	2001	75,941	Panamax	$29,000	Feb-07	May-07
$18,400					Feb-08	Jul-08
Handymax
Alona	2002	48,640	Handymax	$19,900	Sep-06	Nov-06
Matira	1994	45,863	Handymax	$15,800	Sep-06	Nov-06
Hille Oldendorff****	2005	55,566	Handymax	$20,020	Jan-07	May-07
DRYSHIPS FLEET		2,395,722

* Where the Redelivery column is left blank it signifies that the vessel is trading in the spot market.   For those vessels where rates are quoted, the Company has calculated the estimated rates under current specific contracted voyages. The Company gives no guarantee that these rates are correct, or that the rates are sustainable beyond the duration of the current voyage. The quoted rates are not indications of future earnings and the Company gives no assurance or guarantee of future rates after the current voyage.

** Indicates vessels that are trading in the Baumarine Pool. Rates quoted refer to the vessels earnings as last reported, usually the previous month’s earnings.

*** Maganari has been fixed on a direct continuation at $18,400 per day for 12 months. Earliest and latest redelivery dates are March 2007 and May 2007 respectively.

**** Hille Oldendorff is employed under a bareboat charter.

Conference Call and Webcast

On June 6, 2006 at 9.30 am EST, the company’s management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 1452 542 301 (from outside the US). Please quote "DryShips".

In case of any problem with the above numbers, please dial 1866 869 2352 (from the US), 0800 694 1449 (from the UK) or +44 1452 560 304 (from outside the US). Quote "DryShips".

A telephonic replay of the conference call will be available by dialing 1866 247 4222 (from the US), 0800 953 1533 (from the UK) or +44 1452 550 000 (from outside the US). Access Code: 2133051#

Slides and audio webcast:

There will also be a live -and then archived- webcast of the conference call, through the internet through the DryShips, Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About DryShips Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. As of the day of this Release, DryShips owns a fleet of 29 drybulk carriers consisting 4 Capesize, 22 Panamax and 3 Handymax vessels, with a combined deadweight tonnage of approximately 2.4 million.

DryShips Inc.'s common stock is listed on NASDAQ National Market where it trades under the symbol "DRYS".

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.' operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Visit our website at www.dryships.com

Company Contact:
Christopher J. Thomas
Chief Financial Officer
DryShips Inc.
Tel. 011-30-210-809-0570
E-mail: management@dryships.com

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips, Inc.

(Registrant)

Dated:  June 5, 2006                   By:        /s Christopher J. Thomas

                                             ----------------------------------

Christopher J. Thomas
Chief Financial Officer

Footnotes

1   Please see below for a reconciliation of EBITDA to Net cash provided by Operating activities.

2 Please see below for a reconciliation of EBITDA to Net cash provided by Operating activities.